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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. _____)*

                              LIFEMINDERS.COM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   53219 H 108
                           ---------------------------
                                 (CUSIP Number)

                     Excelsior Private Equity Fund II, Inc.
                              114 West 47th Street
                            New York, New York 10036
            Attention: Douglas A. Lindgren, Chief Investment Officer
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                           SCHEDULE 13D
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                                                               13D
CUSIP NO.
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     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Excelsior Private Equity Fund II, Inc.
               22-3510108
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS

               OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

               TO ITEMS 2(d) or 2(e)                                       [ ]
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland corporation
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      NUMBER OF               7       SOLE VOTING POWER

       SHARES                         4,261,685 shares of Common Stock
                        ------------- ------------------------------------------
    BENEFICIALLY              8       SHARED VOTING POWER

      OWNED BY                        None
                        ------------- ------------------------------------------
        EACH                  9       SOLE DISPOSITIVE POWER

      REPORTING                       4,261,685 shares of Common Stock
                        ------------- ------------------------------------------
       PERSON                10       SHARED DISPOSITIVE POWER

        WITH                          None
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,261,685 shares of Common Stock
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
               CERTAIN SHARES

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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.71% on November 29, 1999 - the original due date of this report (based upon the number of outstanding shares set forth in the Issuer's Rule 424(b)(1) Prospectus filed on November 19,
               1999). As of the date of the filing of this report, the 4,261,685 shares of Common Stock constituted 18.88% of the Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Registration Statement on Form S-1/A filed on February 7, 2000).
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    14         TYPE OF REPORTING PERSON

               CO
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Item 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of LifeMinders.com, Inc., a Delaware corporation, the principal executive offices of which are located at 1110 Herndon Parkway, Herndon, Virginia 20170.

Item 2.  IDENTITY AND BACKGROUND

         Excelsior Private Equity Fund II, Inc. ("Excelsior") is a Maryland corporation with a business address of 114 West 47th Street, New York, New York, 10036. Excelsior is a closed-end management company which operates as "business development company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and which has registered its securities under the Securities Act of 1933, as amended. Excelsior's investment objective is to achieve long-term capital appreciation by investing in private later-stage venture capital and middle market companies and, subject to the limitations of the Investment Company Act, in certain venture capital, buyout and private equity funds which Excelsior's management investment adviser, United States Trust Company, believes offer significant long-term capital appreciation. Excelsior has not, during the last five years, been convicted in any criminal proceeding nor has it been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In January 1999, Excelsior purchased 1,965,280 shares of Series C Convertible Preferred Stock of the Issuer at a price of $1.5265 per share pursuant to a stock purchase agreement between the Issuer and the purchasers of Series C Convertible Preferred Stock. In May 1999, Excelsior purchased 637,606 shares of Series D Convertible Preferred Stock of the Issuer at a price of $4.7051 per share pursuant to a stock purchase agreement between the Issuer and the purchasers of Series D Convertible Preferred Stock. In September 1999, Excelsior purchased 556,462 shares of Series E Convertible Preferred Stock of the Issuer at a price of $8.0868 per share pursuant to a stock purchase agreement between the Issuer and the purchasers of Series E Convertible Preferred Stock. Upon the closing of the Issuer's initial public offering of Common Stock in November 1999, each share of Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock was converted into Common Stock. In September 1999, Excelsior purchased 250,000 shares of Common Stock of the Issuer from a stockholder of the Issuer at a price of $4.00 per share. As a result of a 4:5 Common Stock split upon the consummation of the Issuer's initial public offering in November 1999, the 3,409,348 shares of Common Stock (which number reflects the aforementioned conversion of preferred stock into Common Stock) beneficially owned by Excelsior before the stock split became the 4,261,685 shares of Common Stock being reported in this Schedule 13D.


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         Excelsior purchased all of the shares of Convertible Preferred Stock and Common Stock of the Issuer with funds raised through its offering and sale of securities pursuant to a Registration Statement on Form N-2 under the Securities Act of 1933, as amended.

Item 4.  PURPOSE OF TRANSACTION

         Excelsior acquired the shares of convertible preferred stock and Common Stock of the Issuer for investment purposes and to further its objective of making venture capital investments in later-stage private companies and generally attempting to realize its stated goal of long-term capital appreciation for its stockholders. Excelsior reserves the right from time to time to acquire additional shares or to dispose of some or all of its shares of Common Stock. In connection with Excelsior's acquisition of Series C Convertible Preferred Stock of the Issuer, Excelsior entered into a Stockholders Agreement with the Issuer and certain of its stockholders, pursuant to which Douglas A. Lindgren, Excelsior's Chief Investment Officer, was elected to the Board of Directors of the Issuer. The Stockholders Agreement also contained arrangements with respect to voting, rights of first refusal, tag-along rights and other agreements relating to corporate governance. The rights and obligations of the Stockholders Agreement terminated upon the consummation of the initial public offering of the Issuer in November 1999. However, Mr. Lindgren remains a member of the Issuer's Board of Directors. In addition, the rights, privileges and preferences of the shares of Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock provided the holders of shares of each such series of preferred stock with dividend rights and liquidation preferences in priority to or pari passu with other preferred stockholders but in any event senior to holders of Common Stock of the Issuer. Upon the consummation of the initial public offering, all of the shares of preferred stock of the Issuer were converted to Common Stock and the Certificate of Incorporation of the Issuer was amended and restated in its entirety to terminate the senior, rights, privileges and preferences of the preferred stock.

         Except as set forth above, Excelsior does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon the number of outstanding shares of Common Stock set forth in the Issuer's Rule 424(b)(1) Prospectus filed on November 19, 1999, Excelsior's beneficial ownership of 4,261,685 shares of Common Stock constitutes beneficial ownership of 21.71% of the total number of shares of outstanding Common Stock of the Issuer as of the original due date of this filing (November 29, 1999). As of the date hereof, Excelsior's beneficial ownership of 4,261,685 shares of Common Stock constituted 18.88% of the total number of shares of outstanding Common Stock of the Issuer (based upon the number of outstanding shares of Common Stock set forth in the Issuer's Registration Statement on Form S-1/A filed on February 7, 2000). The Board of Directors of Excelsior and Douglas A. Lindgren, in his capacity as Chief Investment Officer of Excelsior Private Equity Fund II, Inc., may be deemed to own beneficially the 4,261,685 shares of Common Stock. Each of the Directors and Mr. Lindgren disclaims beneficial ownership of any shares of the Issuer reported herein, extent of the extent of their respective pecuniary interests in Excelsior.


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(b)      Excelsior has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 4,261,685 shares of Common Stock.

(c) During the past sixty days, Excelsior has not effected any transactions in shares of Common Stock. In addition, during the sixty days immediately preceding the due date for the filing of this Schedule 13D (November 29, 1999), Excelsior did not effect any transactions in shares of Common Stock.

(d) Excelsior's stockholders have the right to receive dividends and are entitled to receive the proceeds from the sale of Common Stock reported on this form.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In January 1999, Excelsior entered into a purchase agreement with the Issuer and the other purchasers of Series C Convertible Preferred Stock of the Issuer, pursuant to which Excelsior purchased 1,965,280 shares of Series C Convertible Preferred Stock of the Issuer at a price of $1.5265 per share. In connection with the issuance and sale of Series C Convertible Preferred Stock, Excelsior became a party to a Stockholders Agreement with the Issuer and certain other stockholders of the Issuer, pursuant to which Douglas A. Lindgren, Excelsior's Chief Investment Officer, was elected to the Board of Directors of the Issuer. The Stockholders Agreement also contained arrangements with respect to voting, rights of first refusal, tag-along rights and other agreements relating to corporate governance. The rights and obligations of the Stockholders Agreement terminated upon consummation of the initial public offering of the Issuer in November 1999. In addition, Excelsior entered into a Registration Rights Agreement with the Issuer and the other holders of preferred stock of the Issuer, pursuant to which Excelsior was granted certain piggy-back and demand registration rights.

         In May 1999, Excelsior entered into a purchase agreement with the Issuer and the other purchasers of Series D Convertible Preferred Stock of the Issuer, pursuant to which Excelsior purchased 637,606 shares of Series D Convertible Preferred Stock of the Issuer at a price of $4.7051 per share.

         In September 1999, Excelsior entered into a purchase agreement with the Issuer and the other purchasers of Series E Convertible Preferred Stock of the Issuer, pursuant to which Excelsior purchased 556,462 shares of Series E Convertible Preferred Stock of the Issuer at a price of $8.0868 per share.

         In September 1999, Excelsior entered into a purchase agreement with a stockholder of the Issuer, pursuant to which Excelsior purchased 250,000 shares of Common Stock of the Issuer at price of $4.00 per share.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:    March 6, 2000


                                              /s/ Douglas A. Lindgren
                                              ----------------------------------
                                              Name:    Douglas A. Lindgren
                                              Title:   Chief Investment Officer







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